CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

October 21, 2019

VIA EDGAR CORRESPONDENCE

Mark Cowan
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Cowan:

This letter responds, in part, to your comments, provided by email, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on August 6, 2019 (the “Registration Statement”). The Registration Statement relates to the First Trust Active Factor Large Cap ETF, First Trust Active Factor Mid Cap ETF and First Trust Active Factor Small Cap ETF (each a “Fund,” and together, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Please be advised that the Funds have filed a letter on October 11, 2019 responding to your comments regarding the Funds’ use of prior related performance of the advisor. This letter responds the remainder of your comments.

Comment 1 – All Funds – General

Please ensure that the ticker symbols and the series and class, if any, are updated on EDGAR.

Response to Comment 1

Pursuant to the Staff’s request, each Fund confirms that the ticker symbol and the series and class, if any, will be updated on EDGAR upon effectiveness of the Registration Statement.

Comment 2 – All Funds – Fees and Expenses of the Fund

Please include in correspondence along with responses to the other comments herein a completed fee table for each Fund at least five days prior to the effective date of the Registration Statement.

Response to Comment 2

Pursuant to the Staff’s request, a completed fee table for each Fund has been set forth on Exhibit A in this response and has been filed at least five days prior to effectiveness of the Registration Statement.

Comment 3 – All Funds – Example

Please consider revising the narrative disclosure to clarify that the costs to a shareholder of investing in a Fund would be the same whether the shareholder redeems before, or holds its shares for the entirety of, the listed periods.

Response to Comment 3

The Funds respectfully decline to make the requested change. Because the Funds are exchange-traded funds and shareholders (other than Authorized Participants) cannot redeem Fund shares, the Funds believe the current disclosure that omits the reference to share redemptions is compliant with the requirements of Form N-1A.

Comment 4 – All Funds – Principal Investment Strategies

Please disclose the actual capitalization range of the 600 largest U.S. companies for the First Trust Active Factor Large Cap ETF, the 400 to 1,200 largest U.S. companies for the First Trust Active Factor Mid Cap ETF and the 800 to 2,000 largest U.S. companies for the First Trust Active Factor Small Cap ETF either in the section entitled “Principal Investment Strategies” for each Fund or in the section entitled “Additional Information on the Funds’ Investment Objectives and Strategies.”

Response to Comment 4

Pursuant to the Staff’s request, the section entitled “Principal Investment Strategies” for each Fund has been revised accordingly

Comment 5 – All Funds – Principal Investment Strategies

Please add “multi-factor” to the first sentence of the second paragraph in the section entitled “Principal Investment Strategies” for each Fund.

Response to Comment 5

Pursuant to the Staff’s request, the prospectus has been revised accordingly.

Comment 6 – All Funds – Principal Investment Strategies

Please disclose whether there is a minimum number (or range) of portfolio holdings a Fund will invest in from the pool of companies disclosed in the section entitled “Principal Investment Strategies” for each Fund.

Response to Comment 6

The Funds will comply with the generic listing standards which require a minimum of thirteen component stocks. However, under normal market conditions, each Fund expects to hold a minimum of fifty component stocks.

Comment 7 – All Funds – Principal Investment Strategies

Please provide more detailed disclosure of each factor and how they are utilized in the security selection process in the section entitled “Additional Information on the Funds’ Investment Objectives and Strategies.”

Response to Comment 7

Pursuant to the Staff’s request, the prospectus has been revised accordingly.

Comment 8 – All Funds – Principal Investment Strategies

Please explain the meaning of “active risk overlay” in plain English.

Response to Comment 8

Pursuant to the Staff’s request, the second sentence of the third paragraph in the section entitled “Principal Investment Strategies” for each Fund has been revised accordingly.

Comment 9 – All Funds – Principal Investment Strategies

Please reconcile the apparent inconsistency between the suggestion that the investment advisor will control portfolio turnover as disclosed in the section entitled “Principal Investment Strategies” with the risk of high portfolio turnover disclosed in the section entitled “Principal Risks” for each Fund.

Response to Comment 9

Pursuant to the Staff’s request, the reference to portfolio turnover has been removed from the section entitled “Principal Investment Strategies” for each Fund.

Comment 10 – All Funds – Principal Risks

Please revise the order in which risks are disclosed to prioritize those that are most likely to adversely affect a Fund’s net asset value, yield and total return in accordance with the Staff’s guidance in ADI 2019-08 – Improving Principal Risks Disclosure.

Response to Comment 10

The Funds respectfully decline to revise the disclosure as requested by the Staff. Ultimately, the Funds have reached the same conclusion as many other industry participants and decline to make the requested revisions as they believe their disclosure is compliant with the requirements of Form N-1A.

Comment 11 – All Funds – Principal Risks

The Staff notes that the “Index Constituent Risk” seems at odds with the active strategy and may be potentially confusing.

Response to Comment 11

“Index Constituent Risk” refers to the risks applicable to each of the Funds if they are included as a constituent of an index and does not suggest any Fund is an index fund itself. The Funds believe the risk is clear as drafted and respectfully decline to revise or delete the risk.

Comment 12 – First Trust Active Factor Large Cap ETF – Principal Risks

Please include a principal risk of investing in large cap companies.

Response to Comment 12

Pursuant to the Staff’s request, the prospectus has been revised accordingly.

Comment 13 – All Funds – Performance

Please identify in correspondence the broad-based securities market index that each Fund intends to use as its performance benchmark.

Response to Comment 13

The First Trust Active Factor Large Cap ETF, First Trust Active Factor Mid Cap ETF and First Trust Active Factor Small Cap ETF will use the S&P 500® Index, S&P 400® Index and Russell 2000® Index, respectively, as its performance benchmark.

Comment 14 – First Trust Active Factor Mid Cap ETF – Principal Investment Strategies

Please explain in correspondence the reason for including the overlap of the 400-600 largest U.S. companies in the First Trust Active Factor Mid Cap ETF with those of the First Trust Active Factor Large Cap ETF.

Response to Comment 14

The range of companies previously included in the section entitled “Principal Investment Strategies” have been replaced with the market cap of a widely recognized index.

Comment 15 – First Trust Active Factor Mid Cap ETF – Principal Risks

Please include the principal risk of investing in mid cap companies.

Response to Comment 15

Pursuant to the Staff’s request, the prospectus has been revised accordingly.

Comment 16 – First Trust Active Factor Mid Cap ETF – Principal Risks

The Staff notes the reference to small capitalization companies in the “Smaller Companies Risk” and requests that if the Fund has a principal strategy (i.e., included in the 20% bucket) of investing in small capitalization companies, then such strategy should be specified in the section entitled “Principal Investment Strategies” for this Fund.

Response to Comment 16

In response to the Staff’s comment, “Smaller Companies Risk” has been deleted and replaced with “Mid Capitalization Companies Risk.”

Comment 17 – First Trust Active Factor Small Cap ETF – Principal Investment Strategies

Please explain in correspondence the reason for including the overlap of the 800-1,200 largest U.S. companies in the First Trust Active Factor Small Cap ETF with those of the First Trust Active Factor Mid Cap ETF.

Response to Comment 17

The range of companies previously included in the section entitled “Principal Investment Strategies” have been replaced with the market cap of a widely recognized index.

Comment 18 – First Trust Active Factor Small Cap ETF – Principal Risks

The Staff notes the refence to mid capitalization companies in the “Smaller Companies Risk” and requests that if the Fund has a principal strategy (i.e., included in the 20% bucket) of investing in mid capitalization companies, then such strategy should be specified in the section entitled “Principal Investment Strategies” for this Fund.

Response to Comment 18

In response to the Staff’s comment, “Smaller Companies Risk” has been revised to remove the reference to mid capitalization companies.

Comment 19 – Additional Information on the Funds’ Investment Objectives and Strategies

The Staff notes that the information included pursuant to the requirements of Item 4 of Form N-1A is intended to be a summary of the more fulsome disclosure included pursuant to the requirements of Item 9 of Form N-1A. Please revise the disclosure in the section entitled “Additional Information on the Funds’ Investment Objectives and Strategies” to provide a complete description of the Funds’ principal strategies and risks, additional details and other items required by Item 9 of Form N-1A.

Response to Comment 19

Pursuant to the Staff’s request, and in connection with Comments 7 and 20 herein, the Funds have expanded the disclosure in the section entitled “Additional Information on the Funds’ Investment Objectives and Strategies.”

Comment 20 – Additional Information on the Funds’ Investment Objectives and Strategies

Please provide an explanation in general terms of how the Funds’ advisor decides which securities to buy and sell (e.g., for an equity fund, discuss, if applicable, whether the Fund emphasizes value or growth or blends the two approaches) pursuant to Item 9(b)(2) of Form N-1A.

Response to Comment 20

Pursuant to the Staff’s request, the prospectus has been revised accordingly.

Comment 21 – Additional Information on the Funds’ Investment Objectives and Strategies

In light of the Funds’ stated “Portfolio Turnover Risk,” please disclose whether the Funds may engage in active and frequent trading of portfolio securities to achieve their principal investment strategies. If so, please explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, a Fund’s portfolio turnover may affect the Fund’s performance.

Response to Comment 21

Each Fund notes the section entitled “Portfolio Turnover” contains the following disclosure:

A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.

Comment 22 – Additional Information on the Funds’ Investment Objectives and Strategies

Please consider disclosing the “Non-Principal Investments” in the Funds’ Statement of Additional Information rather than in the Funds’ prospectus in accordance with the Staff’s guidance in ADI 2019-08 – Improving Principal Risks Disclosure. The Staff notes that including this disclosure in the prospectus may overwhelm other important information.

Response to Comment 22

The Funds respectfully decline to revise the disclosure as requested by the Staff and believe their disclosure is compliant with the requirements of Form N-1A.

Comment 23 – Additional Risks of Investing in the Funds

Please consider disclosing the “Non-Principal Risks” in the Funds’ Statement of Additional Information rather than in the Funds’ prospectus in accordance with the Staff’s guidance in ADI 2019-08 – Improving Principal Risks Disclosure. The Staff notes that including this disclosure in the prospectus may overwhelm other important information. In connection with this comment, please delete the last sentence in the first paragraph and the word “Additional” in the heading to the section entitled “Additional Risks of Investing in the Funds.”

Response to Comment 23

The Funds respectfully decline to revise the disclosure as requested by the Staff and believe their disclosure is compliant with the requirements of Form N-1A.

Comment 24 – Additional Risks of Investing in the Funds

The Staff notes that the risks related to all of the Funds are included in the section entitled “Additional Risks of Investing in the Funds.” Please distinguish the disclosure by use of a chart or other manner indicating the risks applicable to each Fund, in particular as to capitalization.

Response to Comment 24

Pursuant to the Staff’s request, the risk factors that are not applicable to all the Funds have been revised to include reference to the Fund(s) to which they apply.

Comment 25 – Statement of Additional Information

The Staff notes the Statement of Additional Information contains the following disclosure:

Notwithstanding restriction (7) above, to the extent a Fund invests in other investment companies, it will consider, to the extent practicable, the industry concentration of the underlying investment companies when determining compliance with the limitations set forth in restriction (7) above.

Please reconcile this with the Staff’s position that a Fund needs to consider underlying investments when determining the Fund’s compliance with its concentration limitations (not the industry concentration of underlying companies).

Response to Comment 25

In response to the Staff’s comment, the following disclosure has been added to the section entitled “Investment Objectives and Policies”:

For purposes of applying restriction (7) above, to the extent the Fund invests in other investment companies, it will consider the investments of the underlying investment companies when determining compliance with restriction (7), to the extent the Fund has sufficient information about such investments.

Comment 26 – Prior Related Performance of the Advisor

Please indicate that the gross returns reflect all of the actual fees and expenses incurred by the Accounts.

Response to Comment 26

Pursuant to the Staff’s request, the prospectus has been revised accordingly.

Comment 27 – Prior Related Performance of the Advisor

Please indicate that the method by which the performance was calculated differs from the standardized SEC method. Also, please confirm in correspondence that under GIPS® performance was calculated net of all expenses and not just net of management fees.

Response to Comment 27

The Fund’s previous responses regarding prior related performance of the Advisor noted that the performance was calculated consistent with the Global Investment Performance Standards (“GIPS”). While the Advisor has received independent verification that its policies and procedures used to calculate and present performance were in compliance with the Global Investment Performance Standards as of December 31, 2018, the Fund has been informed by its third-party compliance consulting firm that reference to GIPS with respect to specific performance information is prohibited. Therefore, the reference to GIPS in the prospectus has been replaced in its entirety with the following disclosure:

The performance below was calculated in a method that differs from the standardized method of the Securities and Exchange Commission.

Additionally, the Funds confirm that the performance was calculated net of all expenses and not just net of management fees.

*  *  *  *  *  *  *  *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

First Trust Active Factor Large Cap ETF (AFLG)
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund. Investors purchasing and selling shares may be subject to costs (including customary brokerage commissions) charged by their broker, which are not reflected in the table below.
Shareholder Fees
(fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.55%
(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.
Example
The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.
The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$56	$176

First Trust Active Factor Mid Cap ETF (AFMC)

Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund. Investors purchasing and selling shares may be subject to costs (including customary brokerage commissions) charged by their broker, which are not reflected in the table below.
Shareholder Fees
(fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.65%
(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.
Example
The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.
The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$66	$208

First Trust Active Factor Small Cap ETF (AFSM)

Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund. Investors purchasing and selling shares may be subject to costs (including customary brokerage commissions) charged by their broker, which are not reflected in the table below.
Shareholder Fees
(fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.75%
(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.
Example
The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.
The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$77	$240